UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 (MM/DD/YY) AND ENDING June 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Channel Marker Way, Suite #101
(No. and Street)

Grasonville (City) MD (State) 21638 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest O. Brittingham, President (410) 827-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group, LLC
(Name – *if individual, state last, first, middle name*)

955 Mt. Hermon Road (Address) Salisbury (City) MD (State) 21804 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ernest O. Brittingham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Joan Trudy Lee
NOTARY PUBLIC
Talbot County
State of Maryland
My Commission Expires
May 17, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.

FINANCIAL REPORT

JUNE 30, 2014

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.

FINANCIAL REPORT

JUNE 30, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
AUG 2 8 2014
191

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 (MM/DD/YY) AND ENDING June 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Channel Marker Way, Suite #101
(No. and Street)

Grasonville (City) MD (State) 21638 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ernest O. Brittingham, President (410) 827-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group, LLC
(Name – if individual, state last, first, middle name)

955 Mt. Hermon Road (Address) Salisbury (City) MD (State) 21804 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest O. Brittingham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Joan Trudy Lee
NOTARY PUBLIC
Talbot County
State of Maryland
My Commission Expires
May 17, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
International Money Management Group, Inc.

We have audited the accompanying financial statements of International Money Management Group, Inc. (a Maryland corporation), which comprise the statements of financial condition as of June 30, 2014 and 2013, and the related statements of operations and comprehensive income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. International Money Management Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of International Money Management Group, Inc. as of June 30, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, and III and the related notes to the supplemental schedules on pages 16 through 19 have been subjected to audit procedures performed in conjunction with the audit of International Money Management Group, Inc.'s financial statements. The supplemental information is the responsibility of International Money Management Group, Inc.'s management. Our audit procedures included determining

whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

TGM Group LLC

Salisbury, Maryland
August 15, 2014

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2014 and 2013

		2014		2013
ASSETS				
Cash and cash equivalents	$	**83,067**	$	76,532
Deposits with clearing organizations		**50,000**		50,000
Securities available-for-sale, at fair value		**3,862**		3,279
Commissions receivable		**41,720**		27,589
Service fees receivable		**39,355**		33,874
Due from affiliate - BFG		**-**		28,988
Other assets		**9,521**		2,396
Total assets	**$**	**227,525**	$	222,658
LIABILITIES				
Commissions payable	$	**34,113**	$	38,656
Service fees payable		**27,549**		23,711
Due to affiliate - BIC		**40,756**		36,672
Deferred tax liability		**4,127**		2,750
Total liabilities		**106,545**		101,789
STOCKHOLDER'S EQUITY				
Capital stock, $.05 par value, 2,000,000 shares authorized, 271,136 shares issued and outstanding		**13,555**		13,555
Additional paid-in capital		**74,443**		74,443
Accumulated other comprehensive income, net of tax of **$270** and $127 in 2014 and 2013, respectively		**892**		452
Retained earnings		**32,090**		32,419
Total stockholder's equity		**120,980**		120,869
Total liabilities and stockholder's equity	**$**	**227,525**	$	222,658

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Years Ended June 30, 2014 and 2013

	2014	2013
REVENUES		
Mutual fund	$ **306,512**	$ 238,682
Stock and bond	**403,994**	375,115
Variable annuity and pension	**78,088**	70,878
Life insurance	**7,504**	3,510
Total revenues	**796,098**	688,185
EXPENSES		
Commissions and bonuses	**472,184**	354,462
Overhead	**195,828**	195,828
Licensing and insurance	**6,776**	6,011
Professional fees	**18,475**	28,717
Miscellaneous and clearing	**102,920**	102,525
Total expenses	**796,183**	687,543
OTHER INCOME		
Interest	**67**	100
Miscellaneous	**923**	120
Total other income	**990**	220
Net Income Before Income Taxes	**905**	862
Provision for income tax expense	**1,234**	189
NET (LOSS) INCOME	$ **(329)**	$ 673
OTHER COMPREHENSIVE INCOME, net of tax		
Unrealized holding gain on securities available-for-sale	**440**	790
TOTAL COMPREHENSIVE INCOME	$ **111**	$ 1,463

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2014 and 2013

	Capital stock					Accumulated Other Comprehensive				
	Shares		Amount		Additional paid-in capital		(Loss) Income		Retained Earnings		Total
Balances, June 30, 2012	271,136	$	13,555	$	74,443	$	(338)	$	31,746	$	119,406
Net income	-		-		-		-		673		673
Net unrealized gains on securities available-for-sale, net of deferred income taxes of $222	-		-		-		790		-		790
Balances, June 30, 2013	271,136	$	13,555	$	74,443	$	452	$	32,419	$	120,869
Net loss	-		-		-		-		**(329)**		**(329)**
Net unrealized gains on securities available-for-sale, net of deferred income taxes of **$143**	-		-		-		**440**		-		**440**
Balances, June 30, 2014	**271,136**	**$**	**13,555**	**$**	**74,443**	**$**	**892**	**$**	**32,090**	**$**	**120,980**

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	**$ (329)**	$ 673
Adjustments to reconcile net (loss) income to net cash provided (used) by operating activities:		
Increase in commissions receivable	**(14,131)**	(8,757)
Increase in service fees receivable	**(5,481)**	(3,500)
Decrease in due from affiliate - BFG	**28,988**	6,050
Increase in other assets	**(7,125)**	(1,696)
Increase in deferred tax liability	**1,234**	189
(Decrease) increase in commissions payable	**(4,543)**	372
Increase in service fees payable	**3,838**	2,449
Increase in due to affiliate - BIC	**4,084**	2,352
Net cash provided (used) by operating activities	**6,535**	(1,868)
Net increase (decrease) in cash	**6,535**	(1,868)
Cash, beginning of fiscal year	**76,532**	78,400
Cash, end of fiscal year	**$ 83,067**	$ 76,532

The Notes to Financial Statements are an integral part of these statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
For the Years Ended June 30, 2014 and 2013

Subordinated borrowings at July 1, 2012	$	-
Increases (decreases) in subordinated borrowings		-
Subordinated borrowings at June 30, 2013	$	-
Increases (decreases) in subordinated borrowings		-
Subordinated borrowings at June 30, 2014	$	-

The Notes to Financial Statements are an integral part of these statements

NOTES TO FINANCIAL STATEMENTS

Note 1. The Company and its Significant Accounting Policies

Description of Business

International Money Management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The Company maintains its books and records on an accrual basis to conform with accounting principles generally accepted in the United States of America and FINRA requirements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

The Company files its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

Commissions Receivable

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

Commissions Payable

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

Officers Commission

In accordance with an agreement between International Money Management Group, Inc. and the officers of the Company, the officers are paid commissions at 49.5% each (total of 99%) of net adjusted income after paying all broker/dealer direct expenses, associate commissions, and overhead expenses (see Note 3). At June 30, 2014 there was an officer commission advance of **$8,273** included in other assets. At June 30, 2013, there was an officer commission payable included in commissions payable of $16,818.

NOTES TO FINANCIAL STATEMENTS

Note 1. The Company and its Significant Accounting Policies (Continued)

Service Fees

Service fee receivables and payables relate to direct (application way) mutual fund business. These estimated fees are based on historical collection factors, and recorded as receivables when deemed earned, and amounts estimated to be due to representatives (approximately 70%) are recorded as payables at the same time. During 2014 and 2013, the Company adjusted the estimated fees recorded as receivables and estimated amounts due to representatives recorded as payables on a monthly basis. Management believes these estimates are reasonable based on its long history with various mutual funds and will collect the fees over a 30 to 120 day time frame.

Note 2. Securities

The company owns 100 common shares of a worldwide securities listing company that were originally purchased at a value of $27 per share. As of June 30, 2014, management has the ability and intent to hold the equity securities available for sale.

Note 3. Due To/From Affiliate

In accordance with an agreement International Money Management Group, Inc. has with Bayview Financial Group, Inc., an affiliate; indirect expenses relating to its business activities are payable to the affiliate as payment for overhead expense items. The indirect expenses are based on the Company's proportionate share of overall expenses. Overhead expense for the years ended June 30, 2014 and 2013 was **$195,828** for each year. Also, there was a Due from Bayview Financial Group, Inc. for the year ended June 30, 2013 of $28,988.

International Money Management Group, Inc. receives monthly management service fee income that is payable to its affiliate, Bayview Investment Council, Inc. There was a due to Bayview Investment Council, Inc. at June 30, 2014 and 2013 of **$40,756** and $36,672, respectively.

Note 4. Related Parties

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

The Company pays all overhead expenses to Bayview Financial Group, Inc. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 50% owned by Mr. Brittingham and 50% by Wayne Humphries.

International Money Management Group, Inc.'s, individual and corporate client portfolios are managed by Bayview Investment Council, Inc. Bayview Investment Council, Inc. is owned 50% by Mr. Brittingham and 50% by Mr. Humphries.

Note 5. Income Taxes

The components of the provision for income tax for the year ended June 30, 2014 and 2013 are as follows:

		2014		2013
Current income taxes:	$	-	$	-
Deferred income taxes:		1,234		189
Income tax provision	$	1,234	$	189

The components of net deferred income tax are as follows at June 30, 2014 and 2013.

		2014		2013
Deferred tax asset:				
Current:				
Commission and service fee payables	$	14,338	$	13,723
Net operating loss carryforward		2,868		4,080
	$	17,206	$	17,803
Deferred tax liability:				
Current:				
Commission and service fee receivables	$	(21,063)	$	(20,426)
Net unrealized gain on investment securities available-for-sale		(270)		(127)
	$	(21,333)	$	(20,553)
Reflected in the balance sheet as a:				
Net current deferred tax liability	$	(4,127)	$	(2,750)

No valuation allowance has been provided for the deferred tax assets, as management believes that the payables will be fully utilized in future periods.

Certain transactions of the Company may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for Federal income tax purposes may differ from net income in these financial statements.

During 2010, the Company adopted ASC 740-10 which prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained.

Based on that evaluation, if it were not more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating expenses.

Based on the results of managements' evaluation, adoption of ASC 740-10 did not have a material effect on the Company's financial statements. Further, no interest or penalties have been accrued or charged to expense as of June 30, 2014.

Note 5. Income Taxes (Continued)

The Company's Federal and Maryland tax returns for tax years 2011, 2012, and 2013 are subject to examination, generally for three years after they are filed.

At June 30, 2014, the Company had approximately $12,000 of net operating loss carryforwards for income tax purposes, which begin to expire in 2032.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. At June 30, 2014, the Company had net capital of $102,203 which was $95,375 in excess of its required amount of $6,828.

Note 7. Fair Value Measurement

The Company adopted ASC Topic 820 which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. ASC Topic 820 requires disclosures about the fair value of assets and liabilities recognized in the statement of financial condition in periods subsequent to initial recognition, whether the measurements are made on a recurring basis or on a nonrecurring basis.

ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Fair Value Hierarchy

Level 1 - Quoted prices in active markets for identical assets or liabilities

Level 2 - Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities)

Level 3 - Significant unobservable inputs (including the Company's own assumptions in determining the fair value of assets or liabilities)

In determining the appropriate levels, the Company performs a detailed analysis of assets and liabilities that are subject to ASC Topic 820.

Note 7. Fair Value Measurement (Continued)

Fair value measurements on a recurring basis at June 30, 2014 and 2013 are as follows:

	Level 1	Level 2	Level 3	Fair Value
June 30, 2013:				
Securities available-for-sale	$ 3,279	$ -	$ -	$ 3,279
Activity:				
Securities available-for-sale:				
Unrealized gains included in other comprehensive income	583	-	-	583
June 30, 2014:				
Securities available-for-sale	**$ 3,862**	**$ -**	**$ -**	**$ 3,862**

Securities available-for-sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Note 8. Subsequent Events

The Company has evaluated subsequent events through August 15, 2014, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

(SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Schedule I
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2014

Net capital		
Total stockholders' equity	$	120,980
Deductions:		
Non-allowable assets:		
Service fees, net		7,871
Other assets		10,907
Total non-allowable assets		18,777
Net capital	$	102,203
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	34,113
Service fees payable		27,549
Due to affiliate		40,756
Total aggregate indebtedness	$	102,418
Computation of required net capital		
Minimum net capital required; 6-2/3% of aggregate debt $6,828 or $5,000, whichever is greater	$	6,828

See Report of Independent Registered Public Accounting Firm

Schedule II
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2014

	2014
Customer funds held in excess	$ -
Amount in reserve bank account	$ -

See Report of Independent Registered Public Accounting Firm

Schedule III
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2014

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

See Report of Independent Registered Public Accounting Firm

NOTES TO SUPPLEMENTAL SCHEDULES

Note 1. Reconciliation of Schedule I

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (FOCUS) for the period ended June 30, 2014.

Net capital per June 30, 2014 FOCUS report	$	103,692
Audit adjustments		(1,489)
Net capital per Schedule I	$	102,203

See Report of Independent Registered Public Accounting Firm

OTHER INFORMATION

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON EXEMPTION STATEMENT UNDER RULE 15c3-3

To the Board of Directors
International Money Management Group, Inc.

We have reviewed management's statements, included in the accompanying Statement Regarding Exemption Report Under Rule 15c3-3, in which (1) International Money Management Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Money Management Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) International Money Management Group, Inc. stated that International Money Management Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Money Management Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Money Management Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TGM Group LLC

Salisbury, Maryland
August 15, 2014

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

IMMG

International Money Management Group, Inc. - Investment Bankers - Member FINRA - SIPC
Wells Cove
110 Channel Marker Way, Suite 101
Grasonville, MD 21638
Phone: (410) 827-4005 Fax: (410) 827-0797

"Statement regarding exemption report under rule 15c3-3"

July 31, 2014

Broker Dealer:
International Money Management Group, Inc
110 Channel Marker Way
Suite 101
Grasonville, MD 21638
CRD#14367

International Money Management Group, Inc. claims exemption from rule 15c3-3 under provision (k) (2) (ii). All customer transactions cleared through another broker-dealer on a fully disclosed basis. This exemption was met throughout the most previous fiscal year without exception.

Ernest (Chip) O. Brittingham
President

TGM GROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

As required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
International Money Management Group, Inc.

In planning and performing our audit of the financial statements of International Money Management Group, Inc. (the Company), as of and for the year ended June 30, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
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but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, PCAOB and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

TGM Group LLC

Salisbury, MD
August 15, 2014

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON AGREED-UPON PROCEDURES ON THE SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
International Money Management Group, Inc.
Grasonville, MD 21638

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by International Money Management Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating International Money Management Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. International Money Management Group, Inc.'s management is responsible for International Money Management Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014. As a result of four audit adjustments, the revenue as reported on the audited Form X-17A-5 for the year ended June 30, 2014 is $6,797 less than the total revenue reported in Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. As a result of four audit adjustments, the total deductions as reported on the Form SIPC-7 are $6,305 more than the revised supporting schedules and working papers.

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TGM Group LLC

TGM Group LLC
Salisbury, Maryland
August 15, 2014

955 Mt. Hermon Road, Salisbury, Maryland 21804
410-742-1328 | 1-888-546-1574
FAX 410-742-6855 | cpa@tgmgroupllc.com
www.tgmgroupllc.com

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.

AUDIT COMMUNICATIONS

JUNE 30, 2014

TGM GROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

INTERNATIONAL MONEY
MANAGEMENT GROUP, INC.

AUDIT COMMUNICATIONS

JUNE 30, 2014

CONTENTS

I. REQUIRED COMMUNICATIONS TO THOSE CHARGED WITH GOVERNANCE

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

August 15, 2014

To the Board of Directors
International Money Management Group, Inc.

In connection with our audit of the financial statements and supplemental information of International Money Management Group, Inc. for the years ended June 30, 2014 and 2013, we have issued our report thereon dated August 15, 2014. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. No new accounting policies were adopted and the application of existing policies was not changed during 2014. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by International Money Management Group, Inc. in its 2014 financial statements are described in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on the financial condition or operating performance is material.

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The Company's critical accounting estimate affecting the financial statements was:

> Management's estimate of the service fees payable to representatives is based on a blended percentage of commissions receivable from various correspondent brokers and vendors of International Money Management Group, Inc. We evaluated the key factors and assumptions used to develop the service fees payable estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant or unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The financial statements and the related disclosures are in conformity with generally accepted accounting principles. We noted no bias in management's judgment reflected in the financial statements or the related disclosures regarding the company's significant accounting policies and practices. We proposed no adjustments to the related disclosures that management did not make. We noted no estimates that indicate possible management bias.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. Management is in agreement with the misstatements we have identified, and they have been corrected in the Company's financial statements. The attached schedule of adjusting journal entries summarizes the corrected misstatements that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Exceptions to Exemption Provisions

In connection with our review of the Company's Statement Regarding Exemption Report Under Rule 15c3-3, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents supplemental schedules and notes to the supplemental schedules that accompany the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Other Matters

As part of our audit, we considered the internal control of International Money Management Group, Inc. for the purpose of expressing an opinion on the financial statements. We also issued our Report on Internal Control for International Money Management Group, Inc., as required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3. This report was dated August 15, 2014.

This information is intended solely for the use of the Board of Directors and management of International Money Management Group, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

TGM Group LLC

Salisbury, Maryland

II. COMMUNICATION OF SIGNIFICANT DEFICIENCIES

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

August 15, 2014

Board of Directors
International Money Management Group, Inc.

In planning and performing our audit of the financial statements of International Money Management Group, Inc. as of and for the year ended June 30, 2014, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any control deficiencies that we believe to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. We noted the following deficiencies, on the attached page, that we believe to be significant deficiencies.

This letter does not affect our reports dated August 15, 2014 on the Financial Statements of the International Money Management Group, Inc. or the Report on Internal Control as required by SEC Rule 17a-5(g)(1) of International Money Management Group, Inc.

This letter is intended solely for the information and use of the Board of Directors and management of International Money Management Group, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

TGM Group LLC

Salisbury, Maryland

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

III. COMMENTS AND RECOMMENDATIONS

CURRENT YEAR COMMENTS

Segregation of Duties - Significant Deficiency

Currently there are individuals performing incompatible accounting and finance duties. We believe this deficiency in internal control represents a significant deficiency.

Management is aware of this condition and has assessed the costs to achieve maximum segregation of duties. Management continues to strive to achieve maximum segregation of duties within the accounting function. There are now additional employees within the Company which should allow for additional segregation of duties in the future.

IV. ADJUSTING JOURNAL ENTRIES

International Money Management Group, Inc.
Adjusting Journal Entires
June 30, 2014

Account	Description	Debit	Credit	Income Statement
To adjust other comprehensive income for gain on available-for-sale security.				
41150	Increase -Marketable Securities	583.00		
20700	Deferred Tax Liability		143.00	
30300	Accum Other Comprehensive Inc		440.00	
Total		**583.00**	**583.00**	(583.00)
To net service fee income and service fee expense amounts at 6/30/14 as has been done in prior years.				
40150	Service Fee Income	5,615.01		
60115	Service Fee Expense		5,615.01	
Total		**5,615.01**	**5,615.01**	-
To reverse revenue and receivable for cancelled mutual fund transaction.				
20510	Commission A/P - M/F Current	607.70		
40100	Mutual Fund Income	714.94		
11000	Commission A/R - M/F Current		714.94	
60100	Commissions Expense		607.70	
Total		**1,322.64**	**1,322.64**	(107.24)
To reverse journal entry posted by client to eliminate negative balance in licensing expense.				
70200	Professional/Legal/Accounting	1,264.04		
70100	Licensing Expense		1,264.04	
Total		**1,264.04**	**1,264.04**	-
To adjust stock bond income to actual at 6/30/14.				
40600	Stock Bond Income	607.00		
60100	Commissions Expense	115.58		
40100	Mutual Fund Income		607.00	
40600	Stock Bond Income		115.58	
Total		**722.58**	**722.58**	-
To adjust officer's commission to actual at 6/30/14.				
15220	Officers Commission Advance	8,273.35		
20508	A/P Officers Commission	8.19		
60105	Officers Commission Expense		8,281.54	8,281.54
Total		**8,281.54**	**8,281.54**	
To record provided by client entry for income tax expense and deferred tax liability.				
70600	Provision for Taxes	1,234.00		
20700	Deferred Tax Liability		1,234.00	
Total		**1,234.00**	**1,234.00**	(1,234.00)
				$ 6,357.30

V. LETTER CONFIRMING THE FIRM'S INDEPENDENCE

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS

August 15, 2014

Board of Directors
International Money Management Group, Inc.

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any relationships as of July 1, 2013 and through August 15, 2014 that are relevant to our audit of the Company's financial statements and internal control over financial reporting for the year ending June 30, 2014.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company with you.

This letter is intended solely for the use of the Board of Directors and management of International Money Management Group, Inc. in your consideration of our independence as auditors, and should not be used for any other purpose.

Very truly yours,

TGM Group LLC

Salisbury, Maryland

955 Mt. Hermon Road | Salisbury, MD 21804 | 410-742-1328 | 1-888-546-1574 | FAX 410-742-6855
www.tgmgroupllc.com

955 Mt. Hermon Road, Salisbury, Maryland 21804
410-742-1328 | 1-888-546-1574
FAX 410-742-6855 | cpa@tgmgroupllc.com
www.tgmgroupllc.com